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                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                              ImmuCell Corporation
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                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  452525 30 6
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                                 (CUSIP Number)

                             Jonathan E. Rothschild
                            111 Briney Avenue, #2509
                            Pompano Beach, FL 33062
                                 (207) 878-2770
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 27, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)
                         (Continued on following pages)
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

CUSIP No.452525 30 6                   13D                 Page 2 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jonathan E. Rothschild
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_______________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     PF and AF (See Item #3)
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
               _________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         264,100 (includes 122,100 shares owned indirectly through a
   SHARES           wholly owned corporation and 24,500 shares owned indirectly through a profit sharing plan of that corporation)
               _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    264,100 (includes 122,100 shares owned indirectly through a wholly owned corporation and 24,500 shares owned indirectly through a profit sharing plan of that corporation)
   PERSON      _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   264,100(includes 122,100 shares owned indirectly through a wholly owned corporation and 24,500 shares owned indirectly through a profit sharing plan of that corporation)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.452525 30 6                   13D                 Page 3 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arterio, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_______________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
               _________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         122,100
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    122,100
   PERSON      _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   122,100
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.452525 30 6                   13D                 Page 4 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arterio, Inc. Profit Sharing Plan
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_______________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
               _________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         24,500
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    24,500
   PERSON      _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   24,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  452525 30 6               13D                   Page 5 of 7 Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

         Jonathan E. Rothschild, Arterio, Inc., a corporation wholly owned by Mr. Rothschild, and the Arterio Inc. Profit Sharing Plan hereby amend their report to the Securities and Exchange Commission on Schedule 13D dated April 25, 1997 (the "Schedule 13D") in the manner set forth below. The Schedule 13D relates to common stock, par value $0.10 per share, of ImmuCell Corporation, a Delaware corporation.
________________________________________________________________________________
Item 2.  Identity and Background.

         (a) This amendment is filed on behalf of Mr. Jonathan E. Rothschild, Arterio, Inc. and the Arterio Inc. Profit Sharing Plan (collectively the "Reporting Parties"). See Exhibit A to the
             Schedule 13D filed on behalf of Mr. Rothschild, Arterio Inc. and the Arterio Inc. Profit Sahring Plan dated as of April 25, 1997 for a copy of their agreement in writing to file this amendment on behalf of each of them.

         (b) Mr. Rothschild's address is 111 Briney Avenue, #2509 Pompano Beach, FL 33062 and the address for Arterio Inc. and the Arterio Inc. Profit sharing Plan is 1061B Shary Circle, Concord, CA 94518.

         (c) Mr. Rothschild is a private investor and president and sole owner of Arterio (1), a Sub S corporation incorporated in California. Arterio is a vitamin and nutrition company.

         (d) The Reporting Parties, and their respective officers, directors, general partners, investment managers or trustees have not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Parties, and their respective officers, directors, general partners, investment managers or trustees have not party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such party was or is subject to judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

         (f) Mr. Rothschild is a citizen of the United States.

(1) Mr. Rothschild is the sole owner of Arterio Inc. and in such capacity has full control over Arterio Inc. and the Arterio Inc. Profit Sharing Plan.
_______________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

         Since the filing of the Schedule 13D, Mr. Rothschild has acquired 36,500 additional shares of common stock of the Issuer in the open market with personal funds for an aggregate purchase price of approximately $119,000, Arterio Inc. has acquired 87,800 additional shares in the open market using its general funds for an aggregate purchase price of approximately $281,000 and the Arterio Inc. Profit Sharing Plan has acquired 21,500 additional shares in the open market using its general funds for an aggregate purchase price of approximately $67,000.

CUSIP No.  452525 30 6               13D                   Page 6 of 7 Pages
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The Reporting Parties acquired the shares of Common Stock of the Issuer as an investment in the Issuer. Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire or dispose of Common Stock of the Issuer if and when they deem it appropriate. Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Mr. Rothschild has been nominated for election to the Board of Directors of the Issuer at the Annual Meeting of Shareholders of the Issuer to be held on June 13, 2001. If so elected, Mr. Rothschild would receive an automatic grant of an option to acquire 15,000 shares of the Issuer's common stock, at the fair market value on June 13, 2001. One-third of the options subject to the grant would vest on the date he is first re-elected to the Board by the shareholders; an additional 5,000 options would vest on the second date that the he is next re-elected to the Board by shareholders; and the remaining 5,000 options would vest on the third date that he is re-elected to the Board by shareholders.
_______________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Amendment to Schedule 13D, the Reporting Parties beneficially the Issuer's outstanding common stock as follows:

                Mr. Rothschild                      264,100 shares     9.7%
                Arterio Inc.                        122,100 shares     4.5%
                Arterio Inc. Profit Sharing Plan     24,500 shares     0.9%

         (b) Mr. Rothschild holds the power to vote and to dispose of all the shares reported on this Schedule 13D owned by himself and each of Arterio Inc. and Arterio Inc. Profit Sharing Plan.

         (c) On June 27, 2000, the Reporting Parties acquired 400 additional shares of the Issuer's common stock in open market transactions bringing the aggregate holdings of the Reporting Parties at that time to 162,700 shares (6.1%). This amount represented a change of 1% from the 5.1% holdings previously reported on Schedule 13D as of April 25, 1997, thereby requiring this amendment. Since June 27, 2000, but not within sixty days of the filing of this Amendment to
             Schedule 13D, the Reporting Parties acquired an additional 101,400 shares in open market transactions.

         (d) n/a

         (e) n/a

CUSIP No.  452525 30 6               13D                   Page 7 of 7 Pages
______________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None, other than the outside director stock options to be granted to Mr. Rothschild if he is elected by shareholders to serve as a director at the Issuer's Annual Meeting of Shareholders on June 13, 2001.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         n/a
_______________________________________________________________________________

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      June 8, 2001
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Jonathan E. Rothschild
                                        ----------------------------------------
                                                       (Signature)

                                                   Jonathan E. Rothschild
                                        ----------------------------------------
                                                       (Name/Title)

                                               /s/ Jonathan E. Rothschild
                                        ----------------------------------------
                                                       (Signature)

                                              Jonathan E. Rothschild, President,
                                                       Arterio, Inc.
                                        ----------------------------------------
                                                       (Name/Title)

                                               /s/ Jonathan E. Rothschild
                                        ----------------------------------------
                                                       (Signature)

                                            Jonathan E. Rothschild, Trustee,
                                            Arterio, Inc. Profit Sharing Plan
                                        ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).